CREO

Creo inc.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

December 31, 2002

Table of Contents

1. CORPORATE STRUCTURE 1

1.1 Incorporation of Creo Inc. 1

1.2 Subsidiaries 1

2. GENERAL DEVELOPMENT OF THE BUSINESS 2

2.1 The Corporation 2

2.2 Major Events in the Development of Business 2

2.3 Growth Strategy 3

2.4 Significant Acquisitions and Events 5

2.5 Management and Company Culture 5

3. NARRATIVE DESCRIPTION OF THE BUSINESS 5

3.1 Industry Overview 5

3.2 Economic Regions 6

3.3 Principal Product Groups 6

3.4 Product Manufacture and Assembly 7

3.5 Research and Product Development 7

3.6 Alliances 8

3.7 Sales and Marketing 8

3.8 Customers and Customer Support 9

3.9 Competition 9

3.10 Intellectual Property 9

3.11 Human Resources 9

3.12 Facilities 10

3.13 Corporate Governance 10

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION 12

4.1 Five-Year Consolidated Financial Information 12

4.2 Quarterly Information 13

4.3 Dividend Policy 13

5. MANAGEMENT'S DISCUSSION AND ANALYSIS 14

5.1 Overview 14

5.2 Results of Operations 14

5.3 Information Regarding Forward-looking Statements 23

5.4 Risk Factors 23

6. MARKET FOR OUR SECURITIES 25

7. DIRECTORS AND OFFICERS 26

8. ADDITIONAL INFORMATION 28

9. FINANCIAL STATEMENTS 29

1. CORPORATE STRUCTURE

1.1 Incorporation of Creo Inc.

Creo Inc. ("Creo") was incorporated under the Canada Business Corporations Act on May 30, 1985. Our registered head office and principal place of business is located at 3700 Gilmore Way, Burnaby, British Columbia, Canada, V5G 4M1.

Our Articles were amended (i) on May 7, 1999 to subdivide all the then issued and outstanding common shares on a 2 for 1 basis; (ii) on April 28, 1998 to authorize an unlimited number of preferred shares, issuable in series; (iii) on January 27, 1989 to subdivide the 46,100 issued common shares into 4,610,000 common shares effective April 17, 1989; and (iv) on February 19, 1996 to restrict the transfer of our shares without the approval of the board of directors until such time as our securities are part of a distribution to the public, to increase the number of our directors from 7 to 9, and to remove the restriction on the number of our shareholders. On February 20, 2002 we changed our corporate name from Creo Products Inc. to Creo Inc.

In August 1999 we conducted our initial public offering. Following this our shares were listed in Canada on the Toronto Stock Exchange under the symbol "CRE" and in the United States on the NASDAQ National Market under the symbol "CREO". On September 30, 2002 there were 49,747,978 common shares issued and outstanding. No preferred shares have been issued to date. All dollar amounts are expressed in United States dollars unless otherwise indicated.

1.2 Subsidiaries

The following is a list of our principal operating subsidiaries as at December 31, 2002 and, for each such subsidiary, its jurisdiction of incorporation or organization and our percentage ownership, direct or indirect, and voting interest in each of them:
Name of Subsidiary	Jurisdiction of Incorporation or Organization	Ownership
Creo Americas, Inc.	Washington, U.S.	100%
Iris Graphics, Inc.	Delaware, U.S.	100%
Carmel Graphic Systems Inc.	Ontario, Canada	100%
Creo Seattle, Inc.	Washington, U.S.	100%
ScenicSoft Europe NV	Belgium	100%(1)
Creo IL Ltd.	Israel	100%(2)
Creo Australia Pty. Limited	New South Wales, Australia	100%
Creo Nederland B.V.	Netherlands	100%(3)
Creo Europe SA	Belgium	100%(4)
Creo Asia Pacific Limited	Hong Kong	100%(3)
Creo Japan Inc.	Japan	100%(5)
Creo Prepress Shanghai Ltd.	Peoples Republic of China	100%(6)
Creo Finland OY	Finland	100%(3)
Creo Latin America, Inc.	Delaware, U.S.	100%(9)
Creo (Schweiz) AG	Switzerland	100%(7)
Creo France S.A.R.L.	France	100%(7)
Creo Spain SA	Spain	100%(8)
Creo Österreich GmbH	Austria	100%(8)
Creo Italia SRL	Italy	100%(8)
Creo Deutschland GmbH	Germany	100%(8)
Creo Danmark A/S	Denmark	100%(8)
Creo Sverige A/B	Sweden	100%(8)
Creo UK Ltd.	United Kingdom	100%()

Notes:

1. Ownership indirect through Creo Seattle, Inc. (99%) and Creo Products ULC (1%).

2. Ownership indirect through Creo Capital Netherlands B.V.

3. Ownership indirect through Creo Investments Netherlands B.V.

4. Ownership direct of 8%, indirect through Creo Capital Netherlands B.V. (86.8%), Creo Investments Netherlands B.V. (4.8%) Creo Products N.V. (0.1%) and Creo Nederlands B.V. (0.3%).

5. Ownership indirect through Creo Investments Netherlands B.V., as of October 1, 2003, Creo Japan, Inc. became a direct wholly owned subsidiary of Creo Inc.

6. Ownership indirect through Creo Asia Pacific Limited.

7. Ownership indirect through Creo Nederlands B.V.

8. Ownership indirect through Creo Europe S.A.

9. Ownership indirect through Creo Americas, Inc.

We also have a number of wholly-owned direct and indirect non-operating subsidiaries, established for financing and investment purposes. These subsidiaries are: (i) Creo Products ULC, a wholly-owned subsidiary which is an unlimited liability company incorporated under the laws of Nova Scotia, Canada; (ii) Creo SRL, an indirect wholly-owned subsidiary which is a Society with Restricted Liability organized under the laws of Barbados which is owned by Creo (99%) and Creo Products ULC (1%); (iii) Creo Hungary Prepress Limited Liability Company which is a wholly-owned subsidiary organized under the laws of Hungary; (iv) Creo Capital Netherlands B.V., a wholly-owned subsidiary and (v) Creo Investments Netherlands B.V. wholly owned by Creo Capital Netherlands B.V., both organized under the laws of the Netherlands; (vi) Creo Products N.V. a wholly-owned subsidiary of Creo Investments Netherlands B.V., organized under the laws of Belgium, and (vii) Creo Ireland Ltd., a wholly owned subsidiary of Creo Investments Netherlands B.V., organized under the laws of Ireland.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 The Corporation

Creo is a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing. We manufacture more than 300 products, including professional digital camera backs, inkjet proofers, thermal imaging devices for films, plates and proofs, color and copy dot scanning systems, and prepress workflow management software. Our computer-to-plate ("CTP") technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating intensive, complex and costly preparatory steps required by the conventional prepress process. Creo is also an Original Equipment Manufacturer ("OEM") of color servers for xerographic digital printers and on-press imaging technology and components for digital offset presses.

The graphic arts industry encompasses not just printing, but all the steps needed to get to the printing press including creative design, document production and preparation for printing. Creo is in the business of creating the tools, systems and processes to streamline the stages prior to reaching the press. Our systems have been selected by most of the largest commercial, catalogue and publication printers in North America for the production of high-circulation glossy magazines. Packaging printers or converters use our equipment to produce printed material for consumer goods and other packaging applications. Small and mid-size commercial printers typically use the equipment to create annual reports, direct mail, catalogues and other business material.

2.2 Major Events in the Development of Business

Fiscal 2002

- Acquired ScenicSoft, Inc., a privately held company near Seattle, U.S., who develops and markets software for the publishing and printing industries.

- Consolidated North American manufacturing and sales administration functions at our head office in Vancouver, Canada.

- Signed an agreement with Key Equipment Finance, an affiliate of KeyCorp, to offer third-party leasing for Creo customers around the world.

- Printcafe Software, Inc. ("Printcafe") Initial Public Offering completed on the Nasdaq National Market under symbol 'PCAF'. Creo received approximately $16.9 million in debt repayment with $11.8 million of remaining secured long-term debt owed in January 2004. Equity investment by Creo in Printcafe of $3.7 million or 30% of outstanding common stock.

- Subsequent to the date of the annual information form, On January 22, 2003, Creo announced that it had entered into agreements to acquire 2.6 million shares of Printcafe common stock at an average per share price of $1.30. Creo further announced that after closing of the two transactions, Creo would hold approximately 55% of the Printcafe common shares.

- Corporate name change to Creo Inc. from Creo Products Inc.

- Entered into an agreement for the fixed repayment of research and development royalties totaling approximately $21.1 million over five years to Israel's Office of the Chief Scientist.

- Increased ownership to 100% in Creo Japan Inc. ("Creo Japan").

Fiscal 2001

- Signed an agreement with Fleet Business Credit to offer third-party leasing for Creo customers in North America.

- Signed agency agreements with several media manufacturers allowing Creo to offer bundled solutions that combine thermal plates, digital halftone proofing media, and recording film together with Creo systems and services in North America.

- Made an additional investment of $30.5 million in Printcafe.

- Increased ownership to 81% in Creo Japan.

Fiscal 2000

- Increased ownership to 51% in Creo Japan.

- Acquired Intense Software Inc. of Vancouver, Canada who developed and marketed software for graphic designers, business users, and printing professionals.

- Acquired distributor MediaTech Pty Ltd. in Australia.

- Acquired Carmel Graphics Systems Inc. of Toronto, Canada who supplied the business-to-business marketplace with customizable hardware and software that integrated portals into users' corporate websites.

- Terminated joint venture with Heidelberg Druckmaschinen A.G., of Heidelberg, Germany, originally formed in October 1997 to develop, manufacture, market and distribute our CTP solutions worldwide.

- Acquired the prepress and print-on-demand businesses of Scitex Corporation Ltd. ("Scitex") of Herzlia, Israel in exchange for 13.25 million Creo common shares.

- Invested $35.0 million in Printcafe, a provider of software solutions for the printing industry supply chain.

2.3 Growth Strategy

Our objective is to maintain and strengthen our position as a leading developer and supplier of innovative digital prepress products and technologies. We also plan to increase our market share within the Graphic Arts Market, especially in Europe and Japan, through greater penetration of the growing market of small to mid-size printers and through expansion in the newspaper and packaging markets. In order to increase our growth rate, we intend to diversify into new markets where we can apply our technology and expertise. We continue to strengthen our Creo brand image, which we believe is synonymous with market-leading digital workflow and CTP technology. Our business strategy consists of the following key elements:

Expand Our Technology Leadership

We intend to continue to make significant investments in research and the development of innovative, next-generation technologies, as well as to apply our existing technologies to new markets such as packaging and newspaper printing. We intend to continue to broaden the range of our product offerings as well as enhance the features, connectivity, reliability and price/performance of our existing digital workflow and CTP products. We will build upon our digital prepress solutions by providing solutions for each market segment with the following initiatives.

Value in Print ("ViP")

The Value in Print initiative aims to allow our customers to increase the quality of their print production using consistent and repeatable manufacturing methods. StaccatoTM printing provides printers a method to achieve near photographic quality printing from their offset printing equipment and capitalizes on Creo squarespot® imaging technology. In fiscal 2001 we established a Consulting Services Group who work with our customers to implement Staccato, streamline their pressroom processes, eliminate inefficiencies and gain the maximum benefit from a fully digital print manufacturing process.

Networked Graphic Production ("NGP")

Networked Graphic Production™ provides a framework of collaboration, optimization and integration which drives the production of graphic communication from the creative phase to the delivery of the final printed product. Networked Graphic Production is based on a wide area network of collaborative applications and equipment connected to each other with open industry standard interfaces.

Expand Our Global Market Presence

We intend to expand our market penetration, with a focus on small to mid-size commercial printers and to expand our presence in the international market for CTP systems by augmenting our sales force and entering into partnership arrangements with leading vendors of thermal plates. We also intend to expand our market penetration in all geographic locations, in particular in Europe, Japan and Asia-Pacific.

Penetrate the Broad Market of Small to Mid-size Printers

We have also introduced a new entry-level line of CTP imaging systems and workflow solutions that will allow smaller printers shops to benefit from our products' quality and productivity enhancements. Entry-level products will establish new competitive points in the market, bringing our reliability and reputation to a new range of customers. Our entry-level products can grow with the customers' needs and are upgradeable to our full-featured line of products. In September 2001 we signed agency agreements with several North American media manufacturers that allow us to execute media contracts on their behalf and offer bundled solutions that combine thermal plates, digital halftone proofing media, and recording film together with Creo systems and services. The bundled solutions can be combined with third-party leasing.

Diversify Within Graphic Arts and New Markets

Packaging
We have developed a line of packaging CTP systems and workflow solutions for packaging converters. Our solutions address both the offset folding carton and flexography markets. Our solutions can eliminate the need for special or spot colors (i.e. Spotless™ printing).

Newspaper
Creo is a recent entrant into the newspaper market; and to date we have sold over 100 machines. As the North American newspaper industry moves toward fully digital editorial and greater use of color, there is a growing opportunity.

Creative Professional Market
The creative market is a natural extension of Creo's capabilities in prepress. Our software products like Prinergy® Publish and Synapse® Prepare provide key benefits to designers working with complex files. We have also introduced Six Degrees™, an application that helps users manage the information on their desktop.

Digital Printing
There is a growing market for digital presses, mostly using xerographic imaging. Creo provides the Spire™ color server on an OEM basis to Xerox Corporation ("Xerox"). We will integrate our Spire products into the world of Networked Graphic Production. Creo will also add additional support for short run and variable data applications to our existing workflow products.

Other Markets
We will continue to use a small portion of our research and development resources to investigate opportunities in adjacent or non-graphic arts markets where we can apply our core strengths in imaging technology, software capabilities, people and culture.

2.4 Significant Acquisitions and Events

Below is a more detailed account of significant acquisitions and events mentioned in Section 2.2:

Printcafe Investments

During fiscal 2002, Creo made a secured loan of $23.6 million to Printcafe. The loan is secured by the assets, including the intellectual property assets, of Printcafe. In June 2002 Printcafe repaid $11.8 million of the loan together with $1.8 million in interest and $3.7 million in prepayment fees. Creo in turn invested the prepayment fees in Printcafe common stock resulting in an aggregate equity interest of 30%.

Subsequent to the date of this annual information form, on January 17, 2003, Creo entered into three contracts to purchase a total of 1,078,060 Printcafe shares from three funds advised by J. & W. Seligman & Co., Incorporated, scheduled to close on February 24, 2003. On January 21, 2003, Creo agreed to purchase 1,532,052 shares of common stock, par value $.0001 per share of Printcafe from HarbourVest Partners VI - Direct Fund, LLP for an aggregate purchase price of $1,838,462.40.

Printcafe is a supplier of industry specific business management systems, used by printers in North America and Europe. As well, Printcafe has developed a set of internet-enabled tools that allow corporate print buyers to specify and manage print projects. Together, these tools can automate the printing and publishing business cycle and the production process, integrating print management systems with an e-commerce engine that allows users to specify print projects, obtain estimates, manage business-to-business ("B2B") transactions, monitor enterprise resource planning ("ERP") information, set up all stages of the production process, track the status of a project in real time, manage invoicing, and report on a broad range of performance summaries and analyses.

Acquisition of the prepress and print-on-demand businesses of Scitex

In April 2000 we acquired the assets of the prepress and print-on-demand businesses of Scitex (the "Scitex Acquisition"), of Herzlia, Israel, at a cost of approximately $506 million, which we paid by issuing 13.25 million of our common shares. As a result of the Scitex Acquisition we gained, among other things, a substantial worldwide distribution network for prepress products, a large customer base of printers and prepress providers, and an increased portfolio of products and intellectual property.

2.5 Management and Company Culture

Creo is committed to solid management philosophies and a high standard for ethical behavior. The innovative technology of Creo is supported by the company's unique business philosophy. Several simple principles guide Creo employees around the world:

- We strive to be the best in the world in all that we do.

- We care about our customers, each other, our suppliers, partners, and shareholders.

- We do our absolute best to honor our commitments.

- We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.

- We strive to always act with integrity and fairness.

These principles are a key element of our success because they promote effective and decentralized decision-making; very little loss of efficiency due to politics and bureaucracy; and a corporate culture that helps attract and retain excellent people.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Industry Overview

Commercial printing is the largest segment of the printing industry and commercial printers are the largest purchasers of prepress capital equipment. According to an industry study prepared in 2002 for TrendWatch Graphics Art, the global printing industry is estimated to be $421 billion in shipments from over 226,000 printing establishments. Printers use high-speed lithographic offset printing presses, which require a set of master printing plates, to produce multiple copies of high-quality color materials such as magazines, catalogs and corporate annual reports. In lithographic offset printing, the images to be printed are formed on printing plates and the plates are then mounted onto the printing press cylinders. On the press, only the imaged areas of the plates accept ink. The inked images are then transferred onto the rubber-covered surface of another cylinder, and from that surface onto roll or sheet-fed paper. Lithographic offset printing produces large volumes of high-quality copies at high speed and low variable cost.

Despite the growth of CTP over the last eight years, the majority of the printing industry still uses conventional analog imaging methods. According to the July 2002 Vantage Strategic Marketing study, "Developing Market Opportunities For 'Direct-To' Technologies 2001-2006", only 23% of worldwide plate consumption would be digitally imaged in the year 2002, rising to 41% in 2006. Even in North America, the most digitally progressive market, computer-to-plate (CTP) devices were expected to produce only 36% of plates in 2001, increasing to 73% in 2006.

3.2 Economic Regions

We segment our financial results into the following economic regions: the Americas; EMEA or Europe, the Middle East and Africa; Asia-Pacific; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is operated out of Boston, Massachusetts and employs approximately 750 people. The EMEA operation is headquartered in Waterloo, Belgium, and employs a team of approximately 600. There are 11 Creo subsidiaries in the EMEA region, as well as a network of dealers and distributors. The Asia-Pacific segment is based in Hong Kong and Tokyo, where 350 employees distribute Creo products and provide customer support through 19 offices serving over 20 countries in Asia-Pacific, including Japan. The OEM and Other segment includes royalties, products and services from our OEM businesses in Canada and Israel, other sales and corporate operations.

The following table sets forth information by segments for the year ended September 30, 2002:
	Americas	Europe	Asia-Pacific	OEM and Other	Total

External revenues	$222,907	$171,004	$63,187	$82,754	$539,852
Segment contribution	45,233	33,499	11,515	(95,506)	(5,259)
Reconciliation to net loss:
Segment contribution					$(5,259)
Financial income					5,397
Other					(27,120)
Income tax recovery					2,680
Net loss					$(24,302)

*At September 30, 2002, the OEM and Other segment included revenue and segment contribution from the Middle East and Africa region. Subsequent to year-end, revenue and contribution for Middle East and Africa region has been reported in EMEA.

3.3 Principal Product Groups

Creo has the following product groups:

- Output devices, which include Trendsetter® and Lotem™ platesetters and Dolev™ imagesetters. The Lotem 800 Quantum platesetter, released in 2001, integrates squarespot thermal imaging with the automation and throughput of the Lotem platesetter;

- Printing Workflow Solutions, develops software products, including the Brisque digital front end ("DFE"), the Prinergy workflow management system, and the PS/M DFE for the Macintosh platform; the software products including Preps®, Upfront® and Pandora® from the production planning software group acquired from ScenicSoft; and also the creative software group which develops the Six Degrees desktop software;

- Input Devices, producing products that capture images by scanning from original film to create digital files that can be integrated into digital workflow. Products include the iQsmart™ and EverSmart™ color scanners, and the Renaissance Copydot Scanning Systems;

- Leaf Systems, producing Leaf™ Cantere, Volare, C-Most and Valeo digital camera backs that allow professional photographers to directly capture high quality digital images using existing medium format cameras and lenses;

- Proofing Solutions including the Proofsetter Spectrum™, a dedicated digital halftone proofing system, the Spectrum digital halftone proofing option for the Trendsetter and Lotem CTP devices, the new Integris imposition proofers, and the new Veris™ contract inkjet proofing system. As well, this group develops professional color calibration and management tools and optimized ink and media;

- Thermal Imaging, which researches and develops imaging technologies such as the squarespot imaging system, manages our media qualification programs, and develops our squarespot DOP (digital offset printing) imaging system and SP™ plateless digital offset printing technology;

- Thermal Consumables, managing relationships with our media bundling partners;

- Print On-demand Systems ("POS"): creating hardware and software for the digital printing market, including the Darwin™ Variable Information authoring tool and Variable Print Specification software, and the Spire color print servers which drive Xerox's DocuColor® 2045, 2060 and 6060 printers as well as the new Xerox iGen3 printers; and the

- Customer Solutions and Support group providing 24/7 service to Creo customers and developing consulting, service and support products, including our Value in Print consulting services.

In 2002, Creo made a series of product introductions, including:

- Six Degrees software introduced January 2002 at Macworld

- Synapse Link software introduced April 2002 at IPEX

- iQsmart scanners introduced April 2002 at IPEX

- Veris proofer introduced April 2002 at IPEX

- Lotem 400 Quantum platesetter introduced April 2002 at IPEX

- Leaf oXYgen application introduced April 2002 at IPEX

- Prinergy Newsrun software introduced June 2002 at NEXPO

- Spire CXP6000 Server introduced July 2002

- Prinergy Publish system introduced September 2002 at Seybold San Francisco

- Leaf Valeo portable digital camera backs introduced September 2002 at Photokina

3.4 Product Manufacture and Assembly

At our three production facilities in British Columbia, we produce and assemble Very Large-Format ("VLF") Platesetters and VLF Trendsetter output devices, 4-page and 8-page Trendsetter CTP output devices, Proofsetter Spectrum and Spectrum proofing kits, ThermoFlex® CTP devices for flexographic printing, Renaissance scanners, and all squarespot thermal imaging heads. We also manufacture the Prinergy, iMPAct, Synapse, Six Degrees, Preps, Upfront and Pandora software products as well as thermal imaging heads and other components that are supplied on an OEM basis for incorporation into the Heidelberg Speedmaster 74 DI™, MAN Roland DICOweb and Komori Project D presses. We now produce and assemble the Veris inkjet proofing products at our manufacturing facility in British Columbia.

At our facilities in Herzlia, Israel, we manufacture the Leaf family of digital camera back products, the iQsmart and EverSmart line of scanners, the Dolev family of CTF imagesetters, the Lotem family of CTP output devices, the Spire digital front end, and the Brisque and PS/M workflow solutions. The Lotem Quantum platesetter is manufactured in Israel and incorporates thermal imaging heads manufactured in our British Columbia facilities.

In our British Columbia and Israeli manufacturing facilities, we perform complex electro-optical and electro-mechanical assemblies, as well as final testing and system integration at these facilities. In our British Columbia we subcontract most of the electro-mechanical assemblies and buy most components, including optical components, boards, cables, machines parts, and sheet metal. In British Columbia we also produce accurate machined parts. In our Israeli manufacturing facilities we also have the capacity of high end manufacturing of electronic boards and sub-assemblies and accurate machined parts, some of which are supplied as components and sub-assemblies to our British Columbia manufacturing facilities. We manufacture products on orders and purchase components on forecast.

3.5 Research and Product Development

Our research and product development activities are performed in-house by a group of more than 900 engineers and scientists with expertise in a variety of fields, including software, electronics, mechanics, optics, physics and chemistry. Research and development work takes place in Vancouver, Herzlia and Boston, and we also conduct software development work in Seattle, Denver, and Brussels. Product development is organized around core teams with representatives from all areas of our company. Each core team has the authority to manage all aspects of its products and projects, including product architecture, core technology, functionality, and testing.

In the years ended September 30, 2000, 2001 and 2002, our total research and product development expenditures were $64.7 million, $94.7 million and $88.5 million, respectively.

We have received funding for our research and development work from partners including media suppliers, press manufacturers and our customers in connection with specific product development initiatives that they have asked us to undertake. From September 30, 1999 through September 30, 2002, we received an aggregate of $23.5 million in research and development funding from these sources. We have also received funding from the Canadian government through investment tax credits for an aggregate of $29.6 million during the same period. .

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development ("royalty arrangement"). Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. From October 1, 2001 through September 30, 2002 the OCS funded projects with grants in the aggregate amount of $3.3 million under the new grant regime that does not require repayment.

Our current research and product development efforts are focused on improving our current product line, including enhancements to our thermal imaging head technology, developing next generation workflow and output devices, enhancing a line of digital offset press products, developing the next generation inkjet proofing solutions including the Veris inkjet proofer and applying our core technologies to new printing markets and methods such as newspapers, packaging printing and flexography.

3.6 Alliances

We have Digital Offset Printing (DOP) OEM agreements with Heidelberg, Komori Corporation ("Komori") and MAN Roland Druckmaschinen AG ("MAN Roland") and an agreement jointly with Karat Digital Press GMBH and Koenig & Bauer AG ("KBA"). The DOP projects apply Creo's imaging technology directly onto presses being manufactured by our DOP partners. A DOP press has the ability to image the printing plate directly on the press, reducing make-ready time and making shorter print runs more economical. The DOP project with Heidelberg is for their Speedmaster 74 DI™, with Komori it is for their Project D press, with MAN Roland it is for their DICOweb presses and with KBA for their Karat Digital Press, which are all available for sale.

In May 2000, on termination of our earlier joint venture agreement, we entered into an OEM agreement with Heidelberg. Under the new OEM agreement, Heidelberg has the right to continue the manufacture, sale, distribution and support of certain products and components developed under the joint venture, including the four and eight page Trendsetter platesetters (the TS3230 and TS3244 with autoloader and Spectrum options) and the Prinergy workflow software. Heidelberg's right to manufacture the Trendsetter platesetters under license from Creo ended in May 2002. We continue to manufacture the Prinergy workflow solution for sale and distribution by both Heidelberg and ourselves. The Prinergy workflow product incorporates software components owned by Creo and Heidelberg and accordingly, each of Creo and Heidelberg pays the other an agreed licensing fee for the other's components on the sale of a Prinergy workflow package. The OEM Agreement for the Prinergy workflow solution will continue until May 2003. For the products that are the subject of the OEM Agreement, both Heidelberg and Creo will pursue their own sales and provide service through their respective worldwide sales and service networks.

3.7 Sales and Marketing

We sell and support our products through both direct (including web based and telephone sales) and indirect sales organizations. Our direct sales organization is managed through distribution centers in Bedford, MA, Waterloo, Belgium, Herzlia, Israel, Hong Kong, Tokyo, Japan and Burnaby, Canada and consists of approximately 500 people located at our headquarters in Burnaby our distribution centers, and in regional sales offices in various locations in the United States, including Boston, Chicago, Los Angeles and San Francisco; in Brussels, Belgium; Sydney, Australia and smaller offices around the world. The direct sales organization is responsible for sales worldwide of most products. Leaf products are sold exclusively through indirect channels. Our Six Degrees software product is sold directly through web-based sales and is also sold indirectly through dealers.

3.8 Customers and Customer Support

More than 25,000 Creo customers have prepress equipment installed throughout the world. Those customers rely on Creo to keep critical equipment in operation at all times. Creo has the largest pre-press customer support network in the industry consisting of more than 1,250 people located throughout the word and managed through our regional centers in Burnaby, Canada, Bedford, MA, Israel, Belgium and Hong Kong. We provide comprehensive services to our customers including on-site and in many cases 24 x 7 on-line service and support. Upon delivery of one of our systems, a team performs the installation and initial testing procedures and supports the site until the customer has accepted the system. Our field operations team and strategically located service representatives provide same-day or next-day on-site service under support contracts. We have experienced engineers able to connect by modem with each of our systems in North America to provide immediate remote-line diagnostics and troubleshooting. We also provide instruction in the use of all of our products, both at customers' sites and at training facilities in Vancouver, Boston, Brussels, Hong Kong and Chicago. Technical news and updates, as well as software upgrades, are posted on our web site for easy remote access.

3.9 Competition

The market for digital prepress equipment and systems is highly competitive. It is changing rapidly and is affected by changes in customer requirements, new product introductions and other market activities of industry participants. We face direct competition from other manufacturers of prepress systems, including Fuji Photo Film Co., Heidelberg, Agfa-Gevaert N.V., Dainippon Screen Mfg. Co. Ltd., and Esko-Graphics. Other companies offer equipment that competes with specific products or components within the Creo product line.

The principal competitive factors affecting sales of our solutions are price relative to performance and customer service. Some of our competitors have bundled their prepress systems with long-term contracts for consumables such as printing plates, film and proofing media. By bundling their prepress systems with consumables, our competition can reduce the customers' initial capital expenditure for the prepress system and recover some of that discount from future consumables sales. Potential customers typically weigh price against throughput of systems, quality, reliability and cost of operation. They demand a high level of training, support and service, and adaptability to their specific requirements and existing equipment. At Print 01 in Chicago in September 2001, we introduced our own consumables bundling packages with third party consumable manufacturers for customers in North America.

We also face potential indirect competition from other printing methods, principally xerography and ink jet technologies. Xerography is the printing process used in most ordinary office copiers, in which an electrostatic image is developed with a dry powder toner and then transferred to paper. Ink jet technology sprays ink directly on the paper surface using ink jet nozzles similar in concept to ink jet printers commonly used in offices and at home. Xerography and ink jet technology have benefited from technological innovations that make either or both of these technologies an economic alternative to offset printing for low volume print runs and variable print runs (where each copy is different). Nonetheless, for mid to higher volume printing, offset printing enjoys a substantial cost per page savings.

3.10 Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file United States, Israeli and, where appropriate, foreign patent applications to protect technology, invention and improvements important to the development of our business. We also rely on a combination of copyright, trademark and trade secret rights, confidentiality agreements and licensing arrangements. We currently hold approximately 350 patents, 200 of which are filed in the United States, and have 330 pending applications. In the past year, we have continued to be granted patents on the various aspects of our core technologies and business concerns and have filed approximately 80 new applications in that period. In addition, we have also filed for and obtained a number of patents in areas of emerging interest to the company. We generate approximately 75 patents each year.

3.11 Human Resources

As at September 30, 2002, we employed over 4,050 people. Of these, 950 were engaged in research and product development, 900 in manufacturing, 1,200 in customer support activities and 1,000 in marketing and sales and in administration. As of December 31, 2002 approximately 55 new employees joined Creo through the acquisition of ScenicSoft.

3.12 Facilities

Our headquarters are located in Burnaby, near Vancouver, in British Columbia, Canada. We own three adjacent facilities totaling 411,000 square feet housing our executive and administrative offices, our product development group, our research and development group, a demonstration facility, customer support response centre, customer training facility, and a thermal head production facility.

We also own a 131,000 square foot production facility in Delta, British Columbia, which includes a modern assembly area, clean rooms for integration and product testing and a precision machine shop with computer-controlled equipment, and lease a 56,000 square foot warehouse facility in Delta, British Columbia.

We lease a 90,000 square foot production and office facility in Billerica, Massachusetts. The Billerica facility has administrative offices to support our Creo Americas, Inc. sales and services activities in North America, Central America and South America as well as production and engineering space for Ink Jet Printing operations and Product Development.

We lease two office buildings in Bedford, Massachusetts of approximately 102,500 square feet. We are seeking new tenants for these facilities as all activities have been transferred to our Billerica facility. We lease a number of adjacent buildings in Herzlia consisting of approximately 180,000 square feet and which house Regional management, research and development, manufacturing and the offices of Creo Middle East and Africa Division.

We have regional sales and service offices in leased premises in various locations throughout the United States. Our European sales, service and training operations are headquartered in Brussels, Belgium, under a lease expiring in December 2005. Our Japanese sales, service and training operation are headquartered in Kachidoki, Tokyo, Japan under a lease. Our Asian-Pacific sales, service and training operation are headquartered in Hong Kong under a lease. We also have smaller local offices throughout the world to support local sales, service and training activities.

Following the Scenicsoft acquisition, we are leasing a facility in Lynnwood, Washington of 22,000 square feet as well as a facility in Turnout, Belgium of 4,000 square feet.

3.13 Corporate Governance

Creo is committed to high corporate governance standards. The Toronto Stock Exchange ("TSX") requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The TSX Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule "D" of our Information Circular dated January 10, 2003 sets out the principal components of the Guidelines, and indicates the extent to which we comply with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

Beginning in January 2004, any foreign company listed on the NASDAQ Stock Market ("NASDAQ") will be required to report any exemptions from NASDAQ listing requirements or nonconformance with corporate governance requirements. Upon adoption of our new by-laws at our Annual General Meeting on February 19, 2003 we will be in conformance with the aforementioned requirements.

Board of Directors

Our board of directors oversees and monitors significant corporate plans and strategic initiatives. Our board's strategic management process consists of an annual review of our business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. Our board reviews the principal risks inherent in Creo's business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, our board also assesses the integrity of our internal financial control and management information systems.

In addition to those matters that must, by law, be approved by our board, our board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

Our board expects management to focus on enhancing shareholder value by formulating and refining our corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Creo management is expected to provide effective leadership in all aspects of Creo's activities, to maintain our corporate culture and motivate our employees, and to communicate effectively with employees, customers and other industry participants. Our board also expects management to provide the directors on a timely basis with information concerning our business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling our board to discharge its stewardship obligations effectively.

Our board holds regular quarterly meetings. Between the quarterly meetings, our board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent directors also meet separate from management. Our management also communicates informally with members of the board on a regular basis, and solicits the advice of board members on matters falling within their special knowledge or experience.

Composition of the Board

At the last annual general meeting of shareholders held on February 20, 2002, Creo shareholders elected eight directors. Of these directors, six were "unrelated" within the meaning of the Guidelines - that is, they were independent of management and free from any interest and any business or other relationship with us which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo's chief executive officer, and Mark Dance, chief financial officer and chief operating officer (then president and chief operating officer of Creo's graphic arts division), were "related" within the meaning of the Guidelines by reason of their employment by the Company. Mr. Yeoshua Agassi is considered unrelated under the Guidelines but is not considered independent under the NASDAQ guidelines for independence by reason of his association with Scitex which holds more than 5% of Creo's outstanding common shares. Accordingly, a majority of the board of directors being five directors are considered independent under the NASDAQ guidelines. Mr. John McFarlane, the new director nominee, will be considered an unrelated and independent director, bringing our total of independent directors to six.

We do not have a "significant shareholder" within the meaning of the Guidelines - that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Auditor Independence

Creo's Audit Committee is satisfied with the independence of our auditor and that our independent auditor is free from conflicts of interest that could impair their objectivity in conducting the audit of Creo. The Audit Committee is required to approve all non-audit related services performed by our independent auditor, and our auditor is not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations including the Sarbanes-Oxley Act. In the 2002 fiscal year, the fees paid to the auditor were as follows:

Audit fees: $ 885,000

Non-audit related fees: $ 500,000

Total fees: $1,385,000

Code of Conduct

We have adopted a Code of Conduct that formalizes and codifies existing policies and guidelines. The Code of Conduct applies to all of our directors, officers and employees and is reviewed and approved by our board of directors annually. The Code of Conduct sets out our guiding principles and provides we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates our disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping among other things.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Five-Year Consolidated Financial Information

The following table sets forth selected financial information for the periods indicated. This selected consolidated financial data should be read together with the "Management Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the related notes, included elsewhere in this form.

	Year Ended September 30,
Statement of Operations Data:	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars, except per share data)
Amounts under Canadian GAAP
Revenue:
Product revenue	$114,652	$148,433	$335,535	$447,241	$336,329
Service revenue	14,196	29,890	94,654	161,753	158,986
Consumables revenue	-	-	23,095	47,533	44,537
Total revenue	128,848	178,323	453,284	656,527	539,852
Cost of sales	71,217	94,465	252,765	378,176	306,581
Gross profit	57,631	83,858	200,519	278,351	233,271
Research and development, net	6,931	13,805	42,376	79,048	73,378
Sales and marketing	22,417	30,373	68,055	101,632	97,893
General and administration	8,937	10,144	35,634	82,134	67,259
Other expense (income)	1,580	(1,358)	(341)	258	(5,397)
Operating income (loss) before under noted items	17,766	30,894	54,795	15,279	138
Royalty arrangement	-	--	-	-	15,530
Business integration costs and restructuring	-	-	10,845	17,231	9,140
Goodwill and other intangible assets amortization	-	-	35,248	74,314	309
Write-off of goodwill and other intangible assets	-	-	-	265,700	-
Write-off of investments	-	-	-	70,470	-
Earnings before income taxes, equity loss and minority interest	17,766	30,894	8,702	(412,436)	(24,841)
Income tax expense	6,676	12,334	9,811	2,319	(2,680)
Equity loss	-	-	967	-	2,141
Minority interest	-	-	(646)	-	-
Net earnings (loss)	$11,090	$18,560	$(1,430)	$(414,755)	$(24,302)
Basic earnings (loss) per share	$0.44	$0.65	$(0.04)	$(8.56)	$(0.49)
Fully diluted earnings (loss) per share	$0.41	$0.62	$(0.04)	$(8.56)	$(0.49)
Shares used in per share calculation:
Basic	25,025	28,369	39,429	48,472	49,528
Diluted	27,036	29,880	39,429	48,472	49,528

Other Financial Data:
Research and development, gross	$19,123	$31,269	$64,719	$94,749	$88,451
Research and development, funding	12,192	17,464	22,343	15,701	15,073
Research and development, net	$6,931	$13,805	$42,376	$79,048	$73,378

Amounts under U.S. GAAP
Net earnings (loss) under Canadian GAAP	$11,090	$18,560	$(1,430)	$(414,755)	$(24,302)
Reverse retroactive impact on change in accounting policy	-	-	-		-
Amortization of in-process research and development	-	-	(45,500)	10,816	-
Stock option compensation	-	-	(5,689)	(4,111)	(12,299)
Income taxes	-	-	7,524	(10,791)	-
Equity loss	-	-	(6,677)	(43,675)	-
Write-off of investments	-	-	-	50,352	-
Write-off of in-process research and development and goodwill	-	-	-	37,951	-
Net earnings (loss) before cumulative effect of change in accounting policy	$11,090	$18,560	$(51,772)	$(374,213)	$(36,601)
Cumulative effect of change in accounting policy	(732)	-	-	-	-
Net earnings (loss)	$10,358	18,560	(51,772)	(374,213)	(36,601)
Basic earnings (loss) per share.	$0.41	$0.65	$(1.31)	$(7.72)	$(0.74)
Diluted earnings (loss) per share	$0.38	$0.62	$(1.31)	$(7.72)	$(0.74)
Shares used in per share calculation:
Basic	25,025	28,369	39,429	48,472	49,528
Diluted	27,036	29,880	39,429	48,472	49,528
	As at September 30,
Balance Sheet Data:	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars)
Amounts under Canadian GAAP
Cash and cash equivalents	$16,224	$103,075	$45,359	$60,241	$70,671
Working capital	34,615	123,535	186,443	151,819	141,113
Goodwill and other intangible assets, net	-	-	338,055	-	3,971
Total assets	102,118	220,403	944,570	487,707	495,205
Long-term debt, excluding current portion	6,660	6,364	-	-	14,136
Shareholders' equity	62,048	159,956	686,610	298,665	283,945

Amounts under U.S. GAAP
Cash and cash equivalents	$16,224	$103,075	$45,359	$60,241	$70,671
Working capital	34,562	123,535	186,443	151,819	141,113
Goodwill and other intangible assets, net	-	-	292,555	-	3,971
Total assets	102,118	220,403	899,070	487,707	495,205
Long-term debt, excluding current portion	6,660	6,364	-	-	14,136
Shareholders' equity	62,048	159,956	648,634	298,665	283,945

4.2 Quarterly Information

The following table summarizes selected quarterly financial information for our last eight fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of our management, necessary to present a fair statement of our financial position and results of operations for the periods present. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three months ended
	Dec 31, 2000	Mar 31, 2001	Jun 30, 2001	Sep 30, 2001	Dec 31, 2001	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002
	(unaudited)
	(in thousands of U.S. dollars, except per share data)
Amounts under Canadian GAAP

Product revenue	$118,266	$121,054	$116,799	$91,122	$87,106	$79,730	$82,596	$86,897
Service revenue	39,988	39,554	40,804	41,407	41,268	39,030	38,389	40,299
Consumables revenue	12,164	12,311	12,401	10,657	11,135	11,383	10,782	11,237
Total revenue	170,418	172,919	170,004	143,186	139,509	130,143	131,767	138,433
Cost of sales	101,283	98,041	94,173	84,679	81,726	74,470	73,169	77,216
Gross profit	69,135	74,878	75,831	58,507	57,783	55,673	58,598	61,217
Research and development, net	16,121	18,736	20,503	23,688	19,592	17,206	17,899	18,681
Sales and marketing	22,205	25,241	26,226	27,960	24,567	23,924	23,851	25,551
General and administration	16,536	17,510	17,768	30,320	17,213	17,075	17,496	15,475
Other expense (income)	2,799	(1,973)	(137)	(431)	(667)	(1,247)	(1,433)	(2,050)
Operating income before under-noted items	11,474	15,364	11,471	(23,030)	(2,922)	(1,285)	785	3,560
Restructuring and business integration costs	6,672	5,152	1,326	4,081	3,287	268	4,454	1,131
Royalty agreement settlement	-	-	-	-	-	15,846	-	(316)
Goodwill and other intangible assets amortization	19,191	17,972	18,311	18,840	-	102	103	104
Write-off of goodwill and other intangible assets	-	-	-	265,700	-	-	-	-
Write-off of investments	-	-	-	70,470	-	-	-	-
Earnings (loss) before income taxes, equity loss and minority interest	(14,389)	(7,760)	(8,166)	(382,121)	(6,209)	(17,501)	(3,772)	2,641
Income tax expense (recovery)	(716)	2,126	1,105	(196)	(1,215)	(364)	(1,492)	391
Equity loss	-	-	-	-	-	-	470	1,671
Minority interest	-	-	-	-	-	-	-	-
Net earnings (loss)	$(13,673)	$(9,886)	$(9,271)	$(381,925)	$(4,994)	$(17,137)	$(2,750)	$579

Basic earnings (loss) per share	(0.29)	(0.20)	(0.19)	(7.79)	(0.10)	(0.35)	(0.06)	0.01
Diluted earnings (loss) per share	(0.29)	(0.20)	(0.19)	(7.79)	(0.10)	(0.35)	(0.06)	0.01

4.3 Dividend Policy

We have never declared or paid any cash dividends on our outstanding shares. We currently expect to retain any future earnings for the development and expansion of our business, and therefore do not currently expect to pay cash dividends in the foreseeable future.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS

5.1 Overview

Founded in 1983, Creo Inc. ("Creo" or the "Company") is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial and publication printers, packaging converters, prepress tradeshops, newspaper printers and for creative professionals. Major products include computer-to-film and computer-to-plate devices; workflow management software; color and copydot scanning systems; professional digital camera backs; and inkjet and halftone digital proofers. Creo is also an original equipment manufacture ("OEM") supplier of on-press imaging technology and color servers for high-speed, print-on-demand digital printers.

Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

We segment our financial results into the following economic regions: the Americas; Europe; Asia-Pacific; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is operated out of Boston, Massachusetts and employs approximately 750 people. There are 11 Creo subsidiaries in our European region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the European region employs a team of approximately 600. Our Asia-Pacific segment is based in Hong Kong and Tokyo, where 350 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. Our OEM and Other segment is comprised of our operations in the rest of world. This includes royalties, products and services from our OEM businesses in Canada and Israel, as well as sales in other areas, primarily the Middle East and Africa.

We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for sales worldwide of most products. Indirect sales channels include dealers and distributors. In the Americas, most of our sales are made through direct channels and over half our sales are through direct channels in Europe and Asia-Pacific.

On September 30, 2002, Creo employed approximately 4,050 people. Of these, approximately 950 were engaged in research and product development, 900 in manufacturing, 1,200 in customer support activities, 500 in sales and marketing, and 500 in general and administration functions.

5.2 Results of Operations

Year ended September 30, 2002 compared to year ended September 30, 2001

Our revenue is derived from sales of our digital prepress products to direct customers and distributors, fees for the service of equipment, and from the sales of consumables that are used with our equipment.

Product revenue is comprised of the sale of equipment and software, and includes revenue earned from installation, training, and warranty maintenance services performed on installation. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required.

Service revenue is derived from customer support agreements entered into in connection with product sales and renewals.

Consumables revenue is primarily from sales of proofing paper, ink and related products to our customers.

Total revenue in 2002 decreased by $116.7 million or 17.8% to $539.9 million from $656.5 million in 2001. The reduced revenue was due to lower demand for our products and services caused by the decline in graphic arts capital spending as a result of the weakened global economic situation.

Revenue by economic region

Years ended September 30,				Percentage of total revenue
	2002	Change	2001	2002	2001

Americas	$ 222.9	(23.2%)	$ 290.2	41.3%	44.2%
Europe	171.0	(10.7%)	191.5	31.7%	29.2%
Asia-Pacific	63.2	(4.8%)	66.4	11.7%	10.1%
OEM and Other	82.8	(23.6%)	108.4	15.3%	16.5%
Total revenue	$ 539.9	(17.8%)	$ 656.5	100.0%	100.0%

In the Americas region, revenue decreased $67.3 million to $222.9 million in 2002 from $290.2 million in 2001. The slowdown in the U.S. economy, and constraints on our customers' graphic arts capital spending had a significant effect on our product revenue compared to the prior year. In addition, some of our customers switched from longer-term maintenance service contracts to service based on time and materials.

In the European region, revenue decreased $20.5 million to $171.0 million in 2002 from $191.5 million in 2001. Similar to the Americas, the decrease in revenue in Europe was related to the slowdown in the European economy and our customers' capital spending. The decrease in product revenue in 2002 was offset partially by the currency impact of the strengthened Euro over the latter half of the year. Service revenue decreased slightly compared to the prior year while, consumables revenue remained relatively stable.

In the Asia-Pacific region, revenue decreased $3.2 million to $63.2 million in 2002 from $66.4 million in 2001. The decrease in revenue was primarily related to a decline in product revenue in Japan while revenue in the rest of Asia-Pacific improved or remained relatively stable.

OEM and Other revenue decreased $25.6 million to $82.8 million from $108.4 million in 2001. The primary decrease in revenue was due to reduced royalties received from Heidelberger Druckmaschinen AG ("Heidelberg") in 2002 as compared to 2001.
Years ended September 30,				Percentage of total revenue
	2002	Change	2001	2002	2001

Product	$ 336.3	(24.8%)	$ 447.2	62.3%	68.1%
Service	159.0	(1.7%)	161.8	29.5%	24.7%
Consumables	44.6	(6.3%)	47.5	8.2%	7.2%
Total revenue	$ 539.9	(17.8%)	$ 656.5	100.0%	100.0%

Product revenue decreased $110.9 million or 24.8% to $336.3 million in 2002 compared to $447.2 million in 2001. The most significant decreases were in our American and European operations and in our OEM businesses due to reduced royalties received from Heidelberg. In most regions, the decrease was associated with the decline in the overall economy.

Service revenue decreased $2.8 million or 1.7% to $159.0 million in 2002 compared to $161.8 million in 2001. In most regions, the decrease in service revenue was commensurate with the decrease in product revenue. Part of the reduction in regional service revenue was offset by increased service revenue from our OEM businesses.

Consumables revenue decreased by $3.0 million or 6.3% in 2002 to $44.6 million compared to $47.5 million in 2001. The reduction in revenue occurred primarily in the Americas region. Consumables revenue remained relatively consistent year-over-year in our other regions.

Gross profit and gross margin

Total gross profit decreased 16.2% to $233.3 million in 2002 from $278.4 million in 2001. Gross profit decreased with our overall reduction in revenue for the year.

Years ended September 30,	2002	2001
Total gross margin	43.2%	42.4%

Our gross margin increased 80 basis points to 43.2% in 2002 from 42.4% in 2001. Our overall gross margin improved due to higher product line margins and an increase in service margins as a result of the Company-wide cost-savings initiative. This improvement was partially offset by reduced OEM royalty revenue.

Operating expenses

There were no special charges in 2002. However, our 2001 operating expenses reflect special charges incurred in the fourth quarter of 2001. General and administration expenses include an adjustment of $12.1 million to customer and other receivables of $7.4 million and a write-down of certain information technology and other assets of $4.7 million. In addition, an adjustment of $2.1 million for the write-down of obsolete engineering inventory and capital assets charged in the fourth quarter has been included in our research and development expenses. For comparative purposes, our operating expenses in 2001 have also been provided excluding these special charges.

Research and development
Years ended September 30,				Percentage of total revenue
	2002	Change	2001	2002	2001
Net research and development	$ 73.4	(7.1%)	$ 79.0	13.6%	12.0%
Net research and development, excluding special charges	73.4	(4.6%)	76.9	13.6%	11.7%
Gross research and development	88.4	(6.7%)	94.7	16.4%	14.4%
Gross research and development, excluding special charges	$ 88.4	(4.5%)	$ 92.6	16.4%	14.1%

Since our inception we have invested consistently in research and development. This investment has been funded in part by business partners in connection with specific product development initiatives undertaken by us at their request. We also receive funding from the Canadian government through investment tax credits and from the Israeli government through royalty-free grants.

Net research and development expenses decreased 7.1% to $73.4 million in 2002 compared to $79.0 million in 2001. Excluding special charges, net research and development expenses were $76.9 million in 2001. Net research and development expenses as a percentage of revenue increased due to reduced revenue.

Gross research and development expenses decreased by $6.3 million to $88.4 million in 2002 compared to $94.7 million in 2001. Excluding special charges, gross research and development expenses were $92.6 million in 2001. Gross research and development expenses as a percentage of revenue increased due to reduced revenue.

In 2002, gross research and development expenses were reduced due to the Company-wide cost-savings initiatives implemented in the second quarter of 2002, which included employee cash compensation reductions. These savings were offset partially by increased materials consumption from our continuing research and development projects. Outside funding of our research and development activities was stable at $15.1 million in 2002 compared to $15.7 million in 2001.

Sales and marketing
Years ended September 30,				Percentage of total revenue
	2002	Change	2001	2002	2001
Sales and marketing	$ 97.9	(3.7%)	$ 101.6	18.1%	15.5%

Sales and marketing expenses include sales commissions, freight, costs for tradeshows, marketing and advertising promotions costs, travel and entertainment, depreciation of fixed assets (including our demonstration and benchmark equipment) and other regional sales costs.

Sales and marketing expenses for 2002 were $97.9 million, a decrease of 3.7% compared to $101.6 million in 2001. Lower sales activity commensurate with lower revenues resulted in decreased sales commissions, associated personnel expenses, and freight costs. However, the accelerated amortization of leasehold assets from the consolidation of the U.S. back office functions and of regional demonstration and benchmark equipment offset some of the reductions in sales expenses. Marketing expenses for advertising and tradeshows were relatively consistent with the prior year. Sales and marketing expenses as a percentage of revenue increased due to reduced revenue.

General and administration

Years ended September 30,				Percentage of total revenue
	2002	Change	2001	2002	2001
General and administration	$ 67.3	(18.0%)	$ 82.1	12.5%	12.5%
General and administration, excluding special charges	$ 67.3	(3.9%)	$ 70.0	12.5%	10.7%

General and administration expenses decreased 18.0% to $67.3 million in 2002 compared to $82.1 million in 2001. Excluding special charges, general and administration expenses were $70.0 million in 2001. Employee-specific general and administration expenses in 2002 were reduced significantly year-over-year. However increased provisions for doubtful accounts and product lease recourse provisions from higher leasing activity in the Americas offset some of the employee-specific reductions realized over the year. General and administration expenses as a percentage of revenue were stable due to reduced revenue.

Other income (expense)

Other income included foreign currency translation gains and loss from our regions' local currency net assets and liabilities translated to U.S. dollars, interest income from Printcafe Software, Inc. ("Princafe"), other interest income, and other miscellaneous financial charges. Other income was $5.4 million in 2002 as compared to other expenses of $0.3 million in 2001. The increase in 2002 was mainly due to interest income of approximately $3.0 million received from Printcafe and a net foreign currency translation gain compared to a net foreign currency translation loss in 2001.

Restructuring and other charges

Years ended September 30,	2002	2001
Restructuring	$ 8.4	$ 4.1
Business integration costs	0.8	13.2
Goodwill and other intangible assets amortization	0.3	74.3
Royalty arrangement	15.5	-
Equity loss on investments	2.1	-
Write-down of goodwill, other intangible assets and investments	$ -	$ 336.2

In 2002 we decided to consolidate our North American manufacturing and sales administration functions at our head office in Vancouver, Canada. This consolidation was in addition to a series of cost-saving initiatives implemented following a downturn in sales activity in the 2001 third quarter.

In 2002, we recorded total restructuring charges of $8.4 million relating to our North American consolidation. Workforce reduction charges of $3.7 million were incurred for severance and benefits associated with the reduction of approximately 260 employees in the U.S. In conjunction with the North American consolidation in 2002, a number of leased facilities, and associated capital assets, were no longer required. Therefore, we recorded a charge for net lease costs and a write-down of associated capital assets of approximately $4.7 million. Sublease revenue on leases that we were unable to terminate was included in the net lease costs. In addition to the restructuring charges for 2002 identified above, we incurred approximately $0.7 million in operating expenses, primarily in sales and marketing expense, from the accelerated amortization on capital assets in our U.S. demonstration center.

During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with our Company-wide cost-savings initiative.

Business integration costs

Business integration costs were $0.8 million in 2002 compared to $13.2 million in 2001. In 2002, business integration costs included costs relating to the implementation of our global Enterprise Resource Planning ("ERP") system. In 2001, business integration costs included the write-off of discontinued inventory, ERP implementation costs, and other costs to realign resources due the integration of the Scitex Corporation Ltd. ("Scitex") digital prepress business.

Goodwill and other intangible assets amortization

Amortization of goodwill and other intangible assets decreased to $0.3 million in 2002 compared to $74.3 million in 2001. For comparative purposes, 2001 included the amortization of goodwill and other intangible assets from the Scitex acquisition. At the end of 2001, the remaining goodwill and other intangible assets from the Scitex acquisition was written off.

Royalty arrangement

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development ("royalty arrangement"). Historically, the Israeli government support for research and development has been in the form of a royalty scheme, whereby research and development support was repayable according to the sale of products. In 2001 the Israeli government introduced a new grant-based research and development support program. In order to qualify for the new program, companies were required to settle all obligations under the previous royalty-based scheme.

At the end of 2001, we had approximately $6.0 million in liabilities owed to the Office of the Chief Scientist on our balance sheet and approximately $27.3 million in contingent liabilities disclosed in note 17 (ii) to the 2001 consolidated financial statements. Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. As a result of amounts previously accrued, the repayment commitment resulted in a net charge of $15.5 million for 2002.

The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments. At September 30, 2002, $13.3 million of the outstanding amount was included in long-term liabilities and $6.7 million was included in accrued and other liabilities.

In September 2002, we entered into a cross-currency interest rate swap agreement to exchange Israeli shekels for U.S. dollars in order to mitigate the currency and interest rate risks associated with the royalty arrangement.

Equity loss on investments

Effective January 2, 2002, we began accounting for the investment in Printcafe under the equity method because we now exercise significant influence over the company. As a result, we are required to record a proportionate share of Printcafe's earnings or losses as equity income or loss. As at September 30, 2002, we recorded $2.1 million in equity loss against our investment in Printcafe. As at September 30, 2002, our remaining equity balance in Printcafe is $2.1 million.

Income taxes

For fiscal 2002, there was an income tax recovery of $2.7 million compared to an income tax expense of $2.3 million for the same period last year. This was due primarily to a loss of $8.2 million in 2002 before charges related to business integration costs; goodwill and other intangible assets amortization; the write-down of goodwill, other intangible assets, and investments; and our royalty arrangement with the Office of the Chief Scientist of Israel. This compared to income before the above noted items of $11.2 million for the same period in 2001.

Equity accounting differences between U. S. and Canadian GAAP

The consolidated financial statements and the management discussion and analysis have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP summarized in note 21 of our consolidated financial statements.

As noted above, effective January 2, 2002, we began accounting for the investment in Printcafe under the equity method. Under Canadian GAAP, the equity method of accounting for our investment in Printcafe is applied on a prospective basis, and has been applied as such on our equity investment in Printcafe subsequent to January 2, 2002.

Under U.S. GAAP, the equity method of accounting for the investment in Printcafe must be applied retroactively to our previous equity investments made in Printcafe. As a result, for comparative purposes we were required to restate our U.S. GAAP results to reflect equity losses from previous periods including 2001 and 2000. As a result, we recorded an equity loss of $43.7 million and $6.7 million in 2001 and 2000, respectively. Consequently, the amount of the write-down in 2001 for our previous investments in Printcafe was reduced by $50.4 million for U.S. GAAP purposes.

There were no differences between U.S. and Canadian GAAP resulting from our investments in Printcafe for investments made subsequent to January 2, 2002.

Correction to previously announced 2001 fourth-quarter and year-end loss per share under U.S. GAAP

On November 14, 2002, we issued a news release announcing our fourth-quarter and annual results for the year ended September 30, 2002. In the news release, we reported a U.S. GAAP loss per share of $7.33 for the 2001 fourth quarter and $8.76 per share for fiscal 2001. Subsequent to the disclosure of our 2002 financial results, we revised the 2001 U.S. GAAP loss per share amounts to correctly reflect the retroactive application of the equity loss under U.S. GAAP and corresponding effect of the write-down of our Printcafe investment in 2001.

The revised U.S. GAAP loss per share amounts are:
Three months ended September 30, 2001
	As released	Revised
Loss per share - basic and diluted, U.S. GAAP (restated)	$ (7.33)	$ (6.30)
Year ended September 30, 2001
	As released	Revised
Loss per share - basic and diluted, U.S. GAAP (restated)	$ (8.76)	$ (7.72)

Liquidity and capital resources

Accounts receivable, as at September 30, 2002 was $118.0 million, a decrease of $22.6 million as compared to $140.6 million as at September 30, 2001. Days sales outstanding ("DSO") in accounts receivable decreased to 77 days as at September 30, 2002 from 88 days as at September 30, 2001. The decrease in accounts receivable and DSO was due to our increased focus on collections performance and to reduced sales volumes in the year.

Inventories, as at September 30, 2002 were $91.8 million, a decrease of $7.6 million as compared to $99.4 million as at September 30, 2001. The consecutive decline in inventory levels from September 30, 2001 was primarily due to our efforts to improve global inventory management and the reduced sales volumes in the year.

Cash and cash equivalents increased by $10.5 million to $70.7 million as at September 30, 2002, from $60.2 million as at September 30, 2001. Of the $70.7 million balance, $2.0 million is restricted relating to the cross-currency interest rate swap and approximately $2.0 million is restricted for a corporate purchase card program and other items.

For 2002, our operations generated cash of $41.4 million compared to $48.5 million for the same period last year. In 2001, we achieved considerable operational improvement in accounts receivable and inventory contributing to cash from operations. This was offset partially by large reductions in accounts payable and accrued liabilities. In 2002, we continued to make operational improvements in accounts receivable and inventories, which contributed to cash from operations while our cash used for accounts payable and accrued liabilities remained relatively stable.

Cash used in investing activities as at September 30, 2002 decreased $6.5 million to $33.1 million from $39.6 million for the same period in the preceding year. This resulted from a 40% or $12.8 million reduction in capital asset purchases in 2002. This reduction was offset by the net investment made in Printcafe, the intellectual property purchased from TDI Systems, Inc. (formerly Creo Ltd.) and an advance to ScenicSoft, Inc. ("ScenicSoft"). Capital asset purchases in 2002 were $19.4 million compared to $32.1 million in the prior year.

For 2002, cash provided by financing activities was $2.0 million as compared to $9.5 million in the same period last year. The decrease was due to fewer shares issued from option exercises in 2002 and the repayment of $2.5 million in short-term debt in Creo Japan Inc. ("Creo Japan") made in the fourth quarter of 2002.

We have a $40.0 million committed working capital facility. Under this facility, we have utilized $18.6 million for various letters of credit including those issued in support of the $16.4 million short-term debt in Creo Japan. The line of credit is scheduled for its annual renewal on April 1, 2003.

Commitments

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade relating to grants received for research and development. Pursuant to the agreement, we agreed to pay approximately $21.1 million in settlement of potential future royalty obligations. The liability is denominated in Israeli shekels, bears interest at 4% per annum and is repayable over 5 years with 10 semi-annual payments. During 2002, we repaid approximately $2.1 million. During the fourth quarter of 2002, we took advantage of an offer from the Office of the Chief Scientist of Israel to defer the payments previously due in September 2002 and March 2003 to January 2003 and May 2003, respectively. Subsequent payments beginning in September 2003 will be made in March and September of each year.

On October 24, 2002, we acquired all of the issued and outstanding shares of ScenicSoft for approximately $9.5 million in a combination of cash, convertible notes, and an assumption of liabilities. Of the aggregate $9.5 million to be paid by Creo, $4.0 million is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of Creo. We may convert these notes into common shares at an average closing price of Creo common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.

Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will satisfy our working capital needs, capital expenditures, and commitments through at least fiscal 2003.

Subsequent Event

On November 13, 2002, the board of directors of the Company approved effective as of the day but subject to regulatory and shareholder approval, a shareholder rights plan (the "Rights Plan"). The Rights Plan will be presented to shareholders at the February 19, 2003 annual general and special shareholders meeting and is described in the information circular for that meeting.

Year ended September 30, 2001 compared to year ended September 30, 2000

Revenue

Total revenue increased 44.8% to $656.5 million for 2001 from $453.3 million for 2000. Product revenue increased 33.3% to $447.2 million for 2001 from $335.5 million for 2000.The increase in revenue was due to the realization of a full year of integrated sales resulting from the acquisition of the prepress operations of Scitex offset by a decrease in joint venture revenue as compared to the prior year. Service revenue increased 70.9% to $161.8 million for 2001 from $94.7 million for 2000. This increase in service revenue was due to the increase in the installed base of our products. Consumables revenue increased 105.8% to $47.5 million for 2001 from $23.1 million for 2000.

Cost of sales

Cost of sales increased 49.6% to $378.2 million for 2001 from $252.8 million for 2000.This increase corresponds with the realization of a full year of integrated sales resulting from the acquisition of prepress operations from Scitex as noted above. Cost of sales increased slightly as a percentage of total revenue to 57.6% for 2001 from 55.8% for 2000. This increase was primarily due to a shift in the revenue mix between products and services sold during the year.

Operating expenses

Gross research and development expenses increased 46.4% to $94.7 million for 2001 from $64.7 million for 2000. This was mostly due to the increased research and development activities realized for a full year of integrated operations following the Scitex acquisition and an adjustment for the write-down of R&D engineering inventory of $1.6 million charged in the fourth quarter of 2001. Outside funding of our research and product development activities decreased 29.7% to $15.7 million for 2001 from $22.3 million for 2000. This is primarily due to a decrease in funding resulting from the termination of the joint venture with Heidelberg, and our decision to reduce the royalty-based funding levels from the government of Israel. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 86.5% to $79.0 million for 2001 from $42.4 million for 2000. Net research and development expenses increased as a percentage of total revenue to 12.0% for 2001 from 9.3% for 2000.

Sales and marketing expenses increased 49.3% to $101.6 million, or 15.5% of total revenue for 2001 from $68.1 million, or 15.0% of total revenue for 2000. This increase was primarily due to the growth in revenue as noted above.

General and administration expenses increased 130.5% to $82.1 million, or 12.5% of total revenue for 2001 from $35.6 million, or 7.9% of total revenue for 2000. The costs in 2001 reflect special charges incurred during the fourth quarter of 2001 including an adjustment to customer and other receivables of $7.4 million and a write-down of certain information technology and other assets of $4.7 million. Excluding these adjustments in 2001, general and administration expenses increased as a result of a full year of costs for the integrated operations following the Scitex acquisition and internal costs incurred from the implementation of our enterprise resource planning system.

Restructuring and other charges

During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with a cost savings initiative. We also recorded business integration costs of $13.2 million in 2001. These costs related to legal, accounting, and severance costs associated with the Scitex asset purchase of approximately $2.7 million, inventory provisions relating to the alignment of product offerings of $7.7 million, external costs incurred on the integration of information systems of $1.7 million and other administrative costs of $1.1 million in 2001. Under U.S. GAAP, the inventory provisions noted above could not be treated as business integration costs and were reflected as an increase to cost of sales.

Amortization of goodwill and other intangible assets increased to $74.3 million from $35.2 million in 2000. The substantial increase in the amortization of goodwill and intangible assets reflected a full year of amortization recorded on the goodwill and intangible assets acquired in 2000. These assets included the goodwill and intangible assets from the acquisitions of the Scitex prepress operations, Carmel Graphic Systems Inc. ("Carmel"), and Intense Software Inc. ("Intense").

Write-down of goodwill and intangible assets

Due to the decline in business conditions in 2001, we realigned resources to focus on profit contribution, high growth markets, and core opportunities. Based upon our analyses, the net carrying amount of the goodwill and purchased intangible assets would not be recovered through estimated undiscounted future cash flows. As a result, charges of $92.3 million and $173.4 million were recorded related to the impairment of goodwill and purchased intangible assets, respectively. The impairment was measured as the amount by which the net carrying amount of these assets exceeded the estimated undiscounted future cash flows. These assets included the goodwill and purchased intangible assets from the acquisition of the Scitex prepress operations, Carmel and Intense. This charge was in addition to the ongoing amortization of goodwill and intangibles for the year ended 2001, as previously noted above.

Write-down of investments

In the fourth quarter of 2001, we undertook a comprehensive review of our long-term investments and determined that the financial and operational circumstances relating to most of these investments were materially and adversely different at September 30, 2001 than at the time the investments were originally made. As a result of the review, we determined the impairment in the carrying values of our long-term investments had occurred during the fourth quarter; and that the decline in value was other than temporary. Consequently, we recorded a write-down of our investments in the amount of $70.5 million. These write-downs included our investments in Printcafe and TDI Systems. However, we continue to maintain a strategic alliance with Printcafe as a key element in Networked Graphic Production.

Income taxes

Income tax expense decreased to $2.3 million for 2001 from $9.8 million for 2000. The decrease is due to lower earnings before income taxes in 2001 as compared to 2000.

Our effective tax rates for 2001 and 2000 were 28.1% and 31.6%, respectively, excluding the impact of after-tax business integration costs and severance costs, goodwill and other intangible assets amortization, and write-down of intangible assets, goodwill, investments and future tax assets. The lower effective tax rate for 2001 compared to 2000 primarily reflected changes in the geographic earnings mix resulting from the realization of a full year of integrated operations resulting from the Scitex acquisition. Our earnings are subject to different tax rates in each of the countries in which we operate. A change in our overall tax rate can result when there is a change in the geographic earnings mix.

With respect to our write-down of goodwill and other intangible assets of $265.7 million and write-down of investments of $70.5 million, for tax provision purposes, we have recorded valuation allowances against any tax recovery booked on these write-downs as we determined that it is likely that we would not be able to utilize the loss carry forward.

Application of critical accounting policies and estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory provisions, warranty provisions, lease recourse provisions, restructuring, and other costs. Actual results could differ materially from these estimates. Judgments, assumptions, and estimates used in the preparation of the consolidated financial statements have a significant impact on the following critical accounting policies.

In estimating the allowance for doubtful accounts, we consider the age of the accounts receivable, our historical write-offs, and the collectibility of specific customer accounts. This takes into account the creditworthiness of the customers, the economic conditions affecting the customers and the general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change, which could have an impact on the level of our future provision for doubtful accounts. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required, which would have an impact on our general and administrative expenses.

We use various third-party vendor-leasing programs to assist our customers to finance the purchase of our products. Under these programs, we are required to repay a portion of the third-parties' potential losses up to a limit should our customers default on their financing arrangements. Our provisions are based on our estimate of the risk of loss from these potential occurrences. In estimating lease recourse obligations, we consider our historical default experience, the economic conditions of the customers and general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, additional provisions for lease recourse obligations may be required, which would have an impact on our general and administrative expenses.

We value our inventory at the lower of cost and estimated market value. We assess the need for an inventory provision based on historical usage and our estimates about future customer demand for our products. We also identify specific inventory, which may be determined slow-moving or obsolete, and apply our estimates for inventory provisions. If market conditions in our industry or the economy declines, or our future demand does not materialize as anticipated, additional inventory provisions may be required which would have an impact on our gross margin.

In establishing the accrued warranty liability, we estimate the likelihood that products sold will be subject to warranty claims. In making such determinations, we use estimates based on the nature, and terms of the contract and past experience of the product. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margin could be adversely affected.

In calculating the cost to exit our excess facilities we estimate for each location the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease revenues. To form our estimates for these costs we perform an assessment of the affected facilities and consider the current market conditions for each site. Our assumptions on either the lease termination payments, operating costs until terminated, or the offsetting sublease revenues may turn out to be incorrect and our actual cost may be materially different from our estimates.

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. See note 1 to the consolidated financial statements which discusses all our material accounting policies.

Foreign exchange

We transact business in a variety of foreign currencies. The majority of our revenue is received in U.S. dollars and Euro with a significant portion of our expenses incurred in Canadian dollars and Israeli shekels. As a result, a depreciation in the value of the Euro or an appreciation in the value of the Canadian dollar or Israeli shekel relative to the U.S. dollar could adversely affect our operating results.

We hedge a portion of our exposure to monetary assets and liabilities denominated in non-functional currencies using forward foreign exchange contracts. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. As at September 30, 2002, we had approximately $20.5 million of forward foreign exchange contracts outstanding compared to $50.1 million as at September 30, 2001.

5.3 Information Regarding Forward-looking Statements

Certain statements made by us in this Annual Information Form, including without limitation certain statements contained in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Information Form and from time to time in our filings with Canadian and United States regulatory authorities.

5.4 Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Fluctuations in the performance of our business may cause our share price to fluctuate and adversely affect the performance of our shares. Some of the risks we face are:

Economic: Changes in general economic, financial or business conditions may adversely affect our business or the markets in which we operate.

Bad debts: Although we believe we maintain an adequate reserve for bad debts, a deterioration in general economic conditions may result in an increase in customers that are unable to meet their obligations as they come due and may negatively impact our operating results.

Leasing: A growing portion of our sales are subject to lease financing which is primarily provided under leasing programs that have been arranged with third-party leasing companies. Under these programs, we remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In addition, for customers that default on their lease obligations, we are required to repurchase the lease receivables from the leasing company, subject to the limits established under the leasing programs. Although we have taken reserves for such bad debts, actual defaults, and our ability to recover the outstanding amounts owed could exceed our reserves. The remarketing of used equipment as a result of a customer default and as a result of expired leases may saturate the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins for our products and services. Any of these factors could negatively impact our operating results.

Operating changes: Our efforts to consolidate operations may not proceed as anticipated and may result in some lost productivity and uncertainty among customers which would negatively impact our revenues and operating results. If there are rapid changes in our business for whatever reason, we may be unable to scale our operations sufficiently and on a timely enough basis to avoid affecting our results or impairing our capital resources.

Regional conflicts: We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the U.S. and Israel, and have significant sales and administrative operations in the European Economic Community, Japan and the Asia-Pacific region, and will therefore be affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. We have a contingency plan to minimize the impact on operations in such circumstances, but nonetheless they could be adversely affected if major hostilities occur in the Middle East or any other region that we have significant operations in or if trade or the movement of components or products were to be curtailed or interrupted.

Labor unrest: Our operations depend on our employees, and a labor dispute or work stoppage by a group of our employees may disrupt our manufacturing, distribution or customer service operations. Although Creo has enjoyed and continues to strive for a good relationship with Creo's employees, we may experience work action by our employees in the future which could be disruptive to our operations, and which could negatively affect our ability to generate revenue and thus impact our profitability. As well, regulatory agencies have the ability to intervene on behalf of aggrieved employees or to take protective action without a complaint on behalf of employees, particularly with respect to the salary reduction program Creo and its employees implemented in calendar 2002, and if such action were taken may undermine the salary reduction program and make it difficult to realize the anticipated cost savings.

Increased competition: As demand for digital prepress solutions matures, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and results of operations. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

Penetration to smaller printers: Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have demonstrated success in persuading smaller printers to adopt our solutions, we will have to continue this effort to ensure revenue growth.

Deferred capital spending: Changes in economic, financial or business conditions may cause our customers to delay or defer purchasing decisions, which would negatively impact our revenues and operating results.

Supply constraints: Because there are a limited number of potential suppliers of certain key components of our products, including components of our thermal imaging heads, and components embedded in our software and firmware, it may be difficult for us to find qualified suppliers, to replenish our inventories of these components on a timely basis. If we encounter interruptions or delays of supply or price variations in these components, this could cause our operating results to suffer.

Strategic relationships: Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results could be negatively affected.

Heidelberg OEM: The Original Equipment Manufacturing Agreement as of May 18, 2000 that we have with Heidelberg provides for the sale, distribution and support for certain products and components. The sales and revenue from those products for the rest of the OEM relationship may be less than they are currently.

OEM and bundling agreements: The past revenue under various original equipment manufacturing agreements and bundling agreements with other suppliers, particularly our digital offset press and print on demand systems, may be less than it has been, in the past and is dependent on the success of the other manufacturers' products that our products are integrated or bundled with.

Senior executives: Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Executive Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

Intellectual property rights: Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse-engineer our technology, or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. If an infringement claim is filed against us, we may be prevented from using certain technologies, curtailing or disrupting the sale and supply of affected products and we could incur substantial costs in defending ourselves and our customers against the claim. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license we could incur substantial liabilities and be forced to suspend the marketing and sale of the challenged products.

Product liability: Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software, and hardware. Despite rigorous testing, undetected errors, defects, design flaws or bugs may produce defective goods or cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover such errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty or general liability claims by our customers or others against us, or the loss of credibility with our current and prospective customers. A successful claim against us for an amount exceeding any insurance policy limits that may apply would force us to use our own resources to pay the claim and could materially impact our business.

New regions and markets: Penetration into new regions and introduction of new products may not proceed as planned and may adversely affect future revenues.

Technological change: The digital prepress market is characterized by rapid technological change, evolving industry standards, frequent new product introductions and enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to invest significantly in research and development; to develop, introduce, and support new products and enhancements on a timely basis; and to gain market acceptance of our products. A number of companies, including Creo, are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. Recent innovations in xerography, and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. Breakthroughs in other technologies could be disruptive to offset printing and the printing industry generally such as advances in electronic paper or improved resolution of electronic tablet displays. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

Currency fluctuation: We receive revenue in U.S. dollars, the Euro and Japanese yen, therefore, appreciation of those currencies against the currencies used by our potential customers would make our products more expensive and therefore less attractive. In addition, a significant portion of our expenses are incurred in Canadian dollars and Israeli shekels and to a lesser extent, the Euro. Depreciation in the value of the U.S. dollar relative to the Canadian dollar, Israeli shekel or the Euro will adversely affect our operating results. As a result, currency fluctuations have caused and will likely continue to cause currency translation gains and losses.

6. MARKET FOR OUR SECURITIES

Our common shares are listed on The Toronto Stock Exchange under the symbol CRE and on the NASDAQ National Market Symbol under the symbol CREO.

7. DIRECTORS AND OFFICERS

Our officers and directors at September 30, 2002:

Directors of Creo Inc.
Name	Director since	Position
Yeoshua Agassi (2) Kiryat Ono, Israel Chief Executive Officer, Scitex Corporation Ltd.	2001	Director
Douglas A. Brengel(1) San Marino, California Senior Managing Director, West Coast Technology Group, Salomon Smith Barney Inc.	2000	Director
Mark N. Dance Vancouver, British Columbia	2001	Director, Chief Financial Officer and Chief Operating Officer
Norman B. Francis(1) West Vancouver, British Columbia Corporate Director	2000	Director
Amos Michelson Vancouver, British Columbia	1992	Director and Chief Executive Officer
Morgan Sturdy (2) West Vancouver, British Columbia Corporate Director	2001	Director
Kenneth A. Spencer, (2)(3) Vancouver, British Columbia Corporate Director	1985	Director
Charles Young(1) (2) Vancouver, British Columbia President & Chief Executive Officer, Marin Investments Ltd.	1999	Chair of the Board of Directors

1. Member of the Audit Committee.

2. Member of the Compensation, Nominating and Corporate Governance Committee.

3. Dr. Spencer did not serve as a director during the period January 1996 to January 1997

As at September 30, 2002, our directors and senior officers as a group, beneficially owned, either directly or indirectly, or exercised control or direction over, approximately 25% of the common shares of Creo. Additional information with respect to terms of office for directors, ownership of Creo shares by directors and senior officers is contained in the Information Circular of the Corporation dated January 10, 2003.

Officers of Creo Inc.
Name	Officer since	Position
Amos Michelson Vancouver, British Columbia	1992	Chief Executive Officer
Daniel Gelbart Vancouver, British Columbia	1985	President and Chief Technology Officer
Mark N. Dance Vancouver, British Columbia	1996	Chief Financial Officer and Chief Operating Officer
Judi Hess Vancouver, British Columbia	2002	President, Graphic Arts
Paul Kacir North Vancouver, British Columbia	2000	Corporate Secretary

In addition to the officers of Creo Inc., senior management of Creo is as follows:
Name	Since	Position
N. David Brown Vancouver, British Columbia	1995	Corporate VP, Business Strategy
Stan Coleman Vancouver, British Columbia	2002	Corporate VP, Printing Workflow Solutions
Ronen Cohen Herzlia, Israel	2001	Corporate VP, Print-on-Demand Systems
Philippe H. Favreau Vancouver, British Columbia	1995	Corporate VP, Operations
Garron Helman Hong Kong	2000	Corporate VP and Managing Director, Creo Asia Pacific
Larry Letteney Boston, Massachusetts	2001	Corporate VP and President, Creo Americas
Roger Lines Vancouver, British Columbia	2001	Corporate VP, Customer Services and Solutions
Alon Lumbroso Brussels, Belgium	2000	Corporate VP and Managing Director, Creo Europe
Boudewijn Neijens Vancouver, British Columbia	2001	Corporate VP, Global Marketing
B. Darcy O'Grady Vancouver, British Columbia	1994	Corporate VP, Human Resources
Brad Palmer Vancouver, British Columbia	2001	Corporate VP, Ink Jet Printing
Kuty Paperny Herzlia, Israel	2001	Corporate VP, Output Products
Michael Rolant Herzlia, Israel	2001	Corporate VP and President Creo Israel
Adina Shorr Herzlia, Israel	2000	Corporate VP, Leaf Products
Eyal Shpilberg Herzlia, Israel	2000	Corporate VP, Thermal Consumables
Daryl Spencer Vancouver, British Columbia	2002	Corporate VP, Imaging and Media
Guy Spriet Vancouver, British Columbia	2002	Corporate VP, IT Strategy

8. ADDITIONAL INFORMATION

A copy of our financial statements for the year ended September 30, 2002 may be obtained on request from the Secretary of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our common shares, options to purchase our common shares, and the interests of our insiders in material transactions, where applicable, is contained in our information circular for our annual meeting of shareholders to be held on February 19, 2003.

When our securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of our securities, we will provide to any person, upon request to the Secretary:

- one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

- one copy of our audited consolidated financial statements for the year ended September 30, 2002, together with the accompanying report of the auditors and one copy of any of our interim financial statements subsequent to such audited financial statements;

- one copy of our Information Circular dated January 10, 2003 for the Annual General Meeting of the shareholders of the Company to be held February 19, 2003 (the "Information Circular"); and

- one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus.

At any other time, a copy of each of the documents referred to above may be obtained upon request to the Secretary of the Corporation.

9. FINANCIAL STATEMENTS

Our Financial Statements for the year ended September 30, 2002 included in our Annual Report filed with the applicable securities commissions and on SEDAR and EDGAR on January 15, 2003 are incorporated herein by reference. In connection with the filing of this document and the incorporated financial statements with the United States Securities and Exchange Commission under a Form 40-F, the following certifications are provided under the Sarbanes-Oxley Act of 2002.

CERTIFICATION
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Amos Michelson, Chief Executive Officer, certify that:

1. I have reviewed the annual report on Form 40-F of Creo Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and we ave:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Certified as of the filing date of the Form 40-F in the City of Burnaby.

/s/ Amos Michelson

Amos Michelson
Chief Executive Officer

CERTIFICATION
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Dance, Chief Financial Officer and Chief Operating Officer, certify that:

1. I have reviewed the annual report on Form 40-F of Creo Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Certified as of the filing date of the Form 40-F in the City of Burnaby.

/s/ Mark Dance
Mark Dance
Chief Financial Officer & Chief Operating Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Creo Inc. (the "Company") on Form 40-F for the period ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Amos Michelson, Chief Executive Officer of the Company, and Mark Dance, Chief Financial Officer and Chief Operating Officer of the Company, each certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Certified as of the filing date of the Form 40-F in the City of Burnaby.

/s/ Amos Michelson
Amos Michelson
Chief Executive Officer

/s/ Mark Dance
Mark Dance
Chief Financial Officer & Chief Operating Officer